INVEST IN **FOUR SCREENS**

Media Company supporting People of Color, women, and LGBTQ+ communities



Highlights

1. $1.2M in revenue generated in the last three years
2. First media co. to focus on development + production of People of Color, women, LGBTQ+ projects
3. Ol' Dirty Bastard's Estate is our lead investor; the legendary Platinum recording artist & rapper
4. Estimated $10B of untapped market potential
5. Multiple revenue streams through artists, brands, and IP management + content creation
6. Founders are successful entertainment industry veterans with well established partnerships
7. 400K+ social media outreach at our fingertips

Our Team

Messiah Jacobs Founder & CEO

Messiah has over 20 years of experience in entertainment as a hands-on producer and dealmaker. A numbers man at heart, he has a background in finance which has become his secret weapon in the industry. He is an activist & committed to social change.

> Hollywood's doors of opportunity have been closed to People of Color, women and LGBTQ+. We are changing the way deals are financed, greenlit, constructed and how under-represented talent is managed. We are creating a value chain of ownership.

Nicole Beckett VP, Creative Director



Nicole Beckett VP, Creative Director

Nicole is the head of content development. With over 20 years of experience, she has worked with Hollywood heavyweights including Jack Black, Tom Green, Mary J Blige, Tiffany Haddish, and Michael Clarke Duncan.



Anita Castellar Head of Licensing

Anita Castellar, CEO of FanGirl Consulting & Brand Management is a licensing professional with over 20 years in the Toy and Licensing industries, developing top brands such as the Star Wars brand at Disney, Lucasfilm and Hasbro.

The entertainment industry seriously lacks diversity.


90%
OF AGENTS AND EXECUTIVE STAFF ARE WHITE at the nation's top three talent agencies.*
-87% of TV executives are white.
-92% of film executives are white.

*McKinsey & Company

New media company to champion diversity - Four Screens!

We make content that looks more like the people watching it.



Images and representation in the stories we watch matter. If you don't have diverse talent behind the cameras, you won't see diverse content done authentically.

Diversity is in our DNA.

We fill the diversity gap in management, production, and development.


BUSINESS MODEL
PRODUCTION
MANAGEMENT
MANAGEMENT
Earn: 15% to 20% of Client Gross


FOUR SCREENS
DEVELOPMENT
CLIENTS
PRODUCTION
Production Fees
DEVELOPMENT
BUILDING AN INTELLECTUAL PROPERTY LIBRARY
Licensing Revenue

LIGHTS, CAMERA, ACTION!

We make movies & TV



Messiah Jacobs, CEO of Four Screens, on set.

Stories we've told:

For the past 20 years, Four Screens has highlighted stories of People of Color. We have managed the Estate of Ol' Dirty Bastard to create multiple projects highlighting his legendary career with our partners at Hulu, Amazon and Mass Appeal.


amazon music
OL' DIRTY BASTARD
UNIQUE
G.O.D.
LOS AMERICANS
Robert TOWNSEND
Sali RICHARDSON-WHITFIELD
PLAYIN' FOR LOVE
WU-TANG: AN AMERICAN SAGA

Ol' Dirty Bastard UNIQUE (Amazon); G.O.D. Givers of Death (starring Addison Henderson); Los Americans (starring Esai Morales and Lupe Ontiveros); Playin' for Love (directed by Robert Townsend, starring Sally Richardson Whitfield); Wu Tang: American Saga (Hulu).


Robert Townsend presents
Diary of a Single Mom
LORETTA DEVINE
VIVICA A. FOX
JONATHAN 'LIL J' MCDANIEL
ROGER GUENVEUR SMITH
MICHAEL CLARKE DUNCAN
A FILM BY ROBERT TOWNSEND
IN THE


WU-TANG CLAN:

GROWING UP
HIP HOP
NEW YORK
ALL NEW TOMORROW 9/8c
WE
WHERE DO YOU TURN WHEN THE STREETS TURN AGAINST YOU?

Peruchazhi (starring Mohanlal); Diary of a Single Mom (starring Billy Dee Williams, Monica Calhoun and Leon); In the Hive (directed by Robert Townsend, starring Michael Clarke Duncan, Vivica A. Fox, and Loretta Devine); Of Mics & Men: WuTang Clan (Showtime); Growing Up Hip Hop New York (starring Young Dirty Bastard, WEtv).

We know licensing.

A strong licensing program is important to our clients' brands and maximizing profits. The possibilities are endless!


ODB FELLOWS
OL DIRTY BASTARD/SHIMMY SHIMMY YA
ROLL#: 16
THE CITY OF BROOKLYN ZOO

We've developed a robust licensing program for our client and lead investor, the Estate of ODB. The photo (left) is part of the Estate's IP collection that Four Screens has curated. Merch fan favorites include: ODB Odd Fellows Ice Cream, skate shoes, athletic jerseys by Supreme and figurines by Super7; ReAction Figures.


New!

Co-Founder Nicole Beckett guides the creative vision behind our clients and their licensing programs. Here she is at her desk with a collection of our client ODB's merchandise, simultaneously checking the creative on our Black superhero animated series "Sword of the Cypher."

We own Intellectual Property.

We must own what we create to be a part of the value chain of ownership. By owning our own IP, including content, scripts and books, we create more opportunities for our clients and ourselves.




SWORD OF THE CYPHER

Sword of the Cypher is one of Four Screens' animation projects in development. Stay tuned for exclusive sneak peaks of footage.


The FANTABULOUS GIRL'S GUIDE to Wardrobe Styling
FASHION & ENTERTAINMENT INDUSTRY
Hollywood Celebrity Stylist
NICOLE BECKETT

Included in Four Screens' collection of IP is "The Fantabulous Girl's Guide to Wardrobe Styling," written by Co-Founder and Creative Director Nicole Beckett (left). Fun Fact: She started her Hollywood career as a costume designer.

Behind the Scenes

Hollywood is all about who you know, and we know some fantastic people! From producers to directors, actors, studio folks, network execs to licensing pros, our relationships are the key to our ongoing success.



Founders Messiah Jacobs and Nicole Beckett have built Four Screens from the ground up. They have been business partners and producing partners for over 20 years and understand long-term growth and commitment.





Messiah Jacobs (far right) producing the series "Diary of a Single Mom" with Richard Roundtree (Shaft), Robert Townsend (The Five Heartbeats), Monica Calhoun (The Best Man) and Billy Dee Williams (Star Wars).

Our Partners


PARTNERS
ENTERTAINMENT
LICENSING
Roku
hulu
PBS
COMEDY CENTRAL
amazon
LIVE NATION
RHINO
npr
IMAGINE
WE
eOne
WARNER CHAPPELL MUSIC
mass appeal
Supreme
SIDESHOW
REDBUBBLE
zumiez
Walmart
STANCE
FASHIONNOVA
NORDSTROM
FOREVER 21
BARNEYS NEW YORK
Philcos

Having trusting relationships with partners in entertainment and licensing is essential to our business.

Our Allies


STRATEGIC ALLIANCES
Four Screens has formed alliances and partnerships to create lasting change in regards to diversity and inclusion.
glaad
BLACK HOUSE
NAACP
COLOR OF CHANGE
ARRAY
DIVERSE
colour
DGA
PGA
NALIP
TIME'S UP
MACRO
ability

We believe in supporting like-minded allies in the business and in the social movement.

A $10 Billion Market Opportunity

Creating diverse content means accessing billions of dollars left on the table.


New Study Finds Undervaluing Of Black-Led Projects Costs Hollywood
$10 Billion Annually
- DEADLINE

Diversity IS Profitable.



REVENUE
$10M
$8M
$6M
$4M
$2M
$0M
2020
2021
2022
2023
2024
FOUR SCREENS
Disclaimer: Projections are not guaranteed.

The Investment



THE ASK
$1 MILLION INVESTMENT:
40%
30%
30%
Personnel Acquisition
(40%) $400K
Hire appropriate staff to capture Four Screens' growth. This will allow us to onboard more clients and provide qualified support.
Project Development
(30%) $300K
Project development leads to intellectual property ownership and revenue.
Productions
(30%) $300K
We will select a limited amount of highly visible projects to produce, facilitating brand recognition.
12

Be a part of this movement.



Invest in Four Screens and help us bring diversity and inclusion to Hollywood!
FOUR SCREENS

This is an opportunity to participate in the upside of a rapidly growing, black-owned, female-owned studio.

Our success can be your success.

If you believe Four Screens is going to grow like wildfire and want to be part of the change in Hollywood, invest today!

FOUR SCREENS